4 June 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549
USA

Dear Ms. Davis,

Thank you for your letters dated May 3, 2007 and May 22, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533). We also appreciate the further information provided by the Staff in the telephone conference on May 24, 2007.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in bold, italicised text and have provided our response immediately following each numbered comment.

Staff Comment Letter dated May 3, 2007

General

1.	Please be advised that we are continuing to consider your responses to our prior comment numbers eight and nine in our letter dated December 29, 2006. We may have further comments regarding these matters.

We note that your further comments were communicated in your letter dated May 22, 2007. Our responses to these comments are set out under the heading for the May 22, 2007 letter below.

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

2.	We note your response to our prior comment number two contained in our letter dated March 7, 2007, and we remain unable to agree with your conclusion. As indicated in our previous comment, we believe that costs incurred that are expensed as incurred which enter in to the determination of profit or loss should be reflected as operating cash flows in accordance with paragraph 14 of IAS 7. Please modify your presentation accordingly.

Following our telephone conference on May 24, 2007, we propose to change the presentation of exploration and evaluation costs in our cash flow statement. Costs expensed as incurred will be included in operating cash flows. We consider that the impact of this change is not material for all periods presented, and, accordingly, the change is treated as a reclassification and not as a restatement. Our Auditors agree with this treatment. This change will be reflected for all periods presented in our 2006 Form 20-F. Our assessment of the materiality of this change is summarised below.

We believe that the amounts to be reclassified are not material for any period presented, having regard both to quantitative and qualitative factors. Exploration and evaluation costs entering into the determination of profit and loss were US$250 million in 2005 and US$190 million in 2004, which represent 4% and 6% of operating cash flows, respectively, which we consider to be the primary quantitative factor in assessing the materiality of this change.

We also considered the impact of this change on investing cash flows. These costs represented 10% of the net amount of investing cash flows reported in 2005 and 33% in 2004. Investing cash flows vary greatly from year to year because these are net of the proceeds of disposals of interests in businesses. Such disposals generated particularly large proceeds in 2004. We believe it is more relevant to compare the exploration and evaluation costs with the gross amount of investing cash flows before deduction of disposal proceeds. The costs were just above 8% of gross investing cash flows in both years.

From a qualitative perspective, our classification of exploration and evaluation costs was clearly disclosed within the cash flow statement included in the 2005 Form 20-F and further described in Note 13 to the financial statements. The classification was consistent with that applied by Rio Tinto for many years in its Group financial reports and reflected our interpretation of the relevant accounting standards and the way in which we manage our operations. The classification does not impact our compliance with regulatory requirements, debt covenants, management remuneration or other contractual obligations. We do not believe that the reclassification of these costs would impact analyst expectations or any decisions that might be taken by users of our financial statements.

Accordingly, we do not believe that the reclassification of exploration and evaluation cash flows has a material impact on our financial statements for any prior period to be presented in the 2006 Form 20-F.

3.	We note your statement in your response that “a significant proportion of the [exploration] costs are charged to the income statement as incurred.” Please tell us the following regarding exploration costs:

•	The amount of exploration costs that have not been charged to the income statement as incurred for each of the last three years under IFRS and US GAAP.

Under IFRS, the exploration and evaluation costs not charged to the income statement as incurred were US$72 million in 2006, US$38 million in 2005 and US$3 million in 2004.

Under US GAAP, all exploration and evaluation costs were charged to the income statement as incurred in each of the last three years.

•	The nature of the exploration costs that are not charged to the income statement as incurred under IFRS and US GAAP.

The amounts and the policies relating to exploration costs address exploration and evaluation expenditure collectively. Exploration and evaluation activities may include similar types of costs including drilling and sampling. However, evaluation consists of more detailed analysis of a specific mineral deposit that has already been identified and for which a substantial amount of relevant information is already available. In contrast, exploration may involve speculative investigation of a large area of interest to see whether significant areas of mineralization can be identified. The Group does not capitalise exploration costs under IFRS or under US GAAP; we may capitalise evaluation costs under IFRS but only, where there is a high degree of confidence in the viability of the relevant project and hence it is probable that future economic benefits will flow to the Group.

Exploration and evaluation may both involve costs arising from:

—	researching and analysing existing exploration or evaluation data;
—	conducting geological studies, exploratory or evaluation drilling and sampling;
—	examining and testing extraction and treatment methods.

Additionally, evaluation may involve the compilation of pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects.

In principle, evaluation costs not charged to the income statement under IFRS may include any of these types of cost; however, they would usually relate to the compilation of feasibility and pre-feasibility studies.

Under US GAAP, all exploration and evaluation costs are charged to the income statement.

•	Your accounting policy for these costs under IFRS and US GAAP.

As described above, for IFRS purposes the Group capitalises evaluation expenditure where there is a high degree of confidence in a project’s viability and hence it is probable that future economic benefits will flow to the Group. A ‘high degree of confidence’ is substantially more demanding than a ‘more likely than not’ threshold. All other exploration and evaluation costs are charged to the income statement as incurred.

Under US GAAP, all exploration and evaluation costs are charged to the income statement as incurred.

•	Please indicate whether or not the status of your mine project (exploration, development, production) determines whether or not costs are considered exploration costs. We note your response to prior comment eight.

Under both US GAAP and IFRS, the status of the project does not influence the classification of its costs as exploration, development, etc. Rather, it is the objective of the costs incurred, not the stage of the project, which determines the classification.

During the exploration or evaluation stage, costs incurred in locating or evaluating potential resources/reserves are categorised as exploration or evaluation costs.

It is necessary for a final feasibility study to be completed before a project proceeds to development. It would therefore be unusual to incur exploration or evaluation expenditure on a project under development, as all resources are focused on development.

Drilling costs incurred in the footprint of a pit in production would be categorised as operating costs and would not, therefore, be included in the figures for exploration and evaluation expenditure.

•	Please tell us the amount of exploration costs incurred under U.S. GAAP for mine projects that are either in the development or production stage.

As noted above it would be unusual for exploration or evaluation costs to be incurred in relation to a mine project that is in either development or production. However, there are circumstances where exploration or evaluation costs can be incurred on projects that are adjacent to a mine project in development or production. The amount of exploration or evaluation costs incurred on projects adjacent to operations in the development and production stages was US$73 million in 2005 and US$46 million in 2004. Under IFRS, US$16 million of these evaluation costs were capitalised (in 2004 and 2005 combined); under US GAAP, all of these exploration and evaluation costs were charged to the income statement.

We note your accounting policy on page A-14 and we may have further comment.

We understand from our telephone conference of May 24, 2007 that the Staff have no further comments on this matter.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

4.	With regard to our prior comment six in our letter dated December 29, 2006, please tell us how you define a mine under U.S. GAAP and IFRS.

Under both US GAAP and IFRS, we define a mine as a specific location containing ore reserves where we possess the title, claim, lease or option giving us the right to extract, process if necessary, and sell the associated output to our economic advantage. A mine comprises the facilities necessary to extract the ore, commonly by open pit or underground methods, processing plant and equipment necessary to separate and recover the mineral or metal, and the infrastructure necessary to transport products and dispose of wastes.

5.	Also, please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits, for both U.S. GAAP and IFRS.

When several pits within a mining complex share common infrastructure, processing equipment and a common ore body or closely related ore bodies, the accounting treatment of deferred stripping costs depends on the degree to which the individual pits are regarded as separate operations for the purpose of mine planning. If the pits are regarded as separate operations for the purpose of mine planning, stripping costs are amortised separately over the lives of the respective pits. The initial overburden removal for newly created pits that are within close proximity to producing pits is capitalised and amortised over the output from the new pit. In such circumstances, any deferral of production stage stripping costs is determined on a pit-by-pit basis based on the ratio of waste mined to the quantity of ore mined from each separate pit or to the quantity of minerals contained in the ore.

In cases where the operations and the related mine planning of two or more pits are highly integrated, the amortisation of development costs and the deferral of production stage stripping costs are calculated by reference to the combined ore or minerals output from the several pits. In such cases, the initial stripping costs relating to the second and subsequent pits are regarded as production stage stripping because the new pit is regarded as an extension of an existing operation. Such initial pit stripping costs are therefore included in the deferred production stage stripping calculations for the integrated group of pits.

Several pits are considered to be highly integrated where the mine plan and production operations are conducted in a similar fashion to a single pit. The sequencing of production is planned to optimise the economic benefits from the combined output of the several pits. As a result, the development costs that physically take place in individual pits are planned to optimise the economic benefits from the group of pits rather than the individual pit.

To clarify our policy for circumstances where we defer stripping at mines with multiple pits, we would propose to modify the wording in our 2006 Form 20-F, as indicated in Appendix 1.

For US GAAP purposes, the Group adopted the provisions of EITF 04-06 “Accounting for Stripping Costs Incurred During Production in the Mining Industry” with effect from January 1, 2006. Under EITF 04-06, our US GAAP accounting policy is modified as follows: stripping costs incurred during the production phase of a surface mine are considered variable production costs that should be recorded directly as a component of production cost, except to the extent they can be attributed to inventory in accordance with normal inventory valuation principles.

Following implementation of EITF 04-06, initial overburden removal related to a second or subsequent pit that is considered to be preproduction mine development (i.e. a pit that is regarded a separate operation for the purpose of mine planning) is deferred and charged against reported profits in subsequent periods on a units of production basis. However, where the second or subsequent pit is considered to be an extension of an integrated operation, the initial overburden removal is considered to be production phase stripping and is therefore charged against income as a production cost.

(i) Depreciation and impairment, page A-15

6.	We are continuing to consider your responses to our prior comment number seven in our letter dated December 29, 2007 and also prior comment number three in our letter dated March 7, 2007, regarding the use of JORC resources in depreciation calculations. We may have further comments regarding this matter.

We understand from our telephone conference of May 24, 2007 that the Staff have no further comments on this matter.

7.	In your response to our prior comment number three, we note your statement that the JORC resources estimates are expressed as in-situ tons. Please explain why these in-situ tons should not be adjusted for mining and processing losses to arrive at an estimate of recoverable tons.

Under the JORC Code and other similar international reporting codes, mineral resources are estimated largely on the basis of geological information and are by definition reported as in-situ tons prior to the application of factors necessary to convert resources into reserves. Adjustments, such as for mining and processing, occur after resources have been defined and are part of the process of converting resources into reserves.

8.	Please explain why detailed feasibility studies are required to advance JORC resources to reserves in the large long-life Hamersley and Robe mines, given the proximity to existing mining activities and production and processing infrastructure.

Where resources, as defined under the JORC Code, are located adjacent to or in close proximity to existing, large long-life operations such as Hamersley and Robe, Rio Tinto does not require detailed feasibility studies to advance resources to reserves. Instead, substantial pre-feasibility studies are carried out, involving appropriate delineation drilling, to enable resources to be defined before applying conversion factors, largely based on data from existing operations to convert these resources to reserves.

9.	Please explain why you believe it is more likely than not that future economic benefits will flow to the company relating to these resources. It appears from your response that uncertainty exists as to the economic extraction and marketability of the resources.

As noted above, resources are largely defined on the basis of their geological characteristics. Preliminary economic evaluations are also carried out to enable an early assessment of the likelihood that the resources have reasonable prospects of eventual economic extraction. Until studies are applied to resources to address all of the factors involved in conversion of resources to reserves (the ‘modifying factors’ defined in the JORC and other codes), there can be no guarantee that such extraction would be profitable. However, subject to the variability of inputs such as commodity prices, the resource estimation process is normally sufficient to demonstrate that it is more likely than not that future economic benefits will arise.

Furthermore, as we state in our accounting policy for the ‘Determination of ore reserves’ on page A-16 of the 2005 Form 20-F:

“In assessing the life of mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.”

This “high degree of confidence” threshold is more restrictive than the more likely than not threshold discussed above.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

10.	Please be advised that we are continuing to consider your response to our prior comment numbers four and five in our letter dated March 7, 2007. We may have further comments regarding this matter.

We note the Staff’s comments were communicated in your letter dated May 22, 2007. Our responses to these comments are set out below.

Staff Comment Letter dated May 22, 2007

Note 1 – Principle Accounting Policies

(m) Deferred Tax

1.	Please modify your disclosure regarding deferred tax recognition associated with those assets and liabilities that are subject to your interpretation of the initial recognition exemption of IAS 12 including decommissioning obligations and related assets, and direct financing lease to address the following:

•	Expand your accounting policy to provide clear disclosure of your interpretation of IAS 12 as it relates to the application of the initial recognition exemption including a discussion of why you believe it is appropriate.

•	Provide disclosure within your policy that indicates the existence of diversity in practice associated with the application of the initial recognition exemption.

•	Indicate that this matter is currently the subject of an IASB/FASB convergence project and that the outcome of the convergence efforts may require you to change your accounting for deferred taxes in the future.

•	For each fiscal year presented in your filing, disclose the amount of the balance sheet and income statement “net permanent difference” for which no deferred taxes have been provided. To the extent that the differences are material, we would anticipate these differences being reflected in your tax reconciliation footnote as well as your reconciliation to U.S. GAAP.

•	Provide disclosure that indicates, if true, that these “permanent differences” will actually reverse in future periods.

Please contact us to discuss the above matter.

In response to the Staff’s comments above, we would propose to include the following as a new subsection within the ‘Critical accounting policies and estimates’ section of Item 5 ‘Operating and Financial Review and Prospects’ in our 2006 Form 20-F. We believe that this fits better in the Critical accounting policies discussion rather than the notes to the financial statements. As demonstrated by the figures in the table below, we consider these differences to be immaterial and, therefore, do not propose to separately disclose them either in the tax reconciliation footnote or in the reconciliation to US GAAP included in our 2006 Form 20-F.

Temporary differences related to closure costs and finance leases

Under the ‘initial recognition’ rules in paragraphs 15 and 24 of IAS 12 ‘Income Taxes’, deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination.

Our interpretation of these initial recognition rules has the result that no deferred tax asset is provided on the recognition of a provision for close down and restoration costs and the related asset or on recognition of assets held under finance leases and the associated lease liability, except where these are recognised as a consequence of business combinations.

On creation of the closure provision, for instance, there is no effect on accounting or taxable profit because the cost is capitalised. As a result, the initial recognition rules would appear to prevent the recognition of a deferred tax asset in respect of the provision and of a deferred tax liability in respect of the related capitalised amount.

The temporary differences will reverse in future periods as the closure asset is depreciated and when tax deductible payments are made that are charged against the provision. Paragraph 22 of IAS 12 extends the initial recognition rules to the reversal of temporary differences on assets and liabilities to which the initial recognition rules apply. Therefore, deferred tax is not recognised on the changes in the carrying amount of the asset which result from depreciation or from the changes in the provision resulting from expenditure. When tax relief on expenditure is received this will be credited to the income statement as part of the current tax charge. The unwind of the discount applied in establishing the present value of the closure costs does affect accounting profit. Therefore, this unwinding of discount results in the recognition of deferred tax assets.

The application of this initial recognition exemption has given rise to diversity in practice: some Companies do provide for deferred tax on closure cost provisions and the related capitalised amounts. Deferred tax accounting on initial recognition is currently the subject of an IASB/FASB convergence project which may at some future time require the Group to change this aspect of its deferred tax accounting policy.

If we were to provide for deferred tax on closure costs and finance leases, the impact on our net earnings and shareholders’ equity would be as follows:
                                                           Impact on closing
                      Impact on net earnings             shareholders' equity
                        (US$m)           %                 (US$m)        %
                      -------------------------------------------------------
             2006          9           .001%                127        .007%
             2005         15           .003%                120        .008%
             2004         20           .006%                105        .008%

Note 51 – Rio Tinto Financial Information by Business Unit, page A-90

2.	We note your response to our prior comment numbers four and five in your letter dated March 30, 2007, including the financial statement disclosure that you have referred to in your response. As it appears based on your response that your product groups represent segments under the guidance of SFAS 131 and underlying earnings is the measure that your CODM use to track performance of the segments on a monthly basis, please modify your disclosure to present your measure of “underlying earnings” by segment. Please refer to the requirements of paragraphs 29 and 30 of SFAS 131.

We have considered the Staff’s comments in our telephone conference of May 24, 2007 and propose to include additional disclosure in the US GAAP footnote. This disclosure is included in Appendix 2 and pulls together the relevant segmental disclosures previously located in various footnotes within our financial statements, making it easier to view the required SFAS 131 disclosures. The 2005 and 2004 amounts have been used for illustrative purposes, but we would propose to include this summary disclosure for the first time in the 2006 Form 20-F.

3.	Please also indicate whether or not your CODM use the underlying earnings measure to allocate resources to the segment. Refer to paragraph 29 of SFAS 131.

Underlying earnings is the earnings measure reviewed by the CODM to monitor segmental and Group performance and to allocate resources among segments.

4.	Please review the requirements of paragraphs 26-32 of SFAS 131 and modify your footnote disclosures to address the disclosure requirements of that standard.

We have reviewed the requirements of these paragraphs and believe that the 2005 Form 20-F includes the information required by SFAS 131 where the amounts are material. For the Staff’s information, we note that:

•	Inter-segment sales revenues are immaterial.
•	Interest revenue and expense are not included in the segmental earnings amounts reviewed by the Group’s Chief Operating Decision Maker.

As noted above, we have proposed additional disclosure for our 2006 Form 20-F and future filings, which compiles in one location the relevant US GAAP segmental disclosures.

*     *    *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ Guy Elliott
Guy Elliott

cc:	Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)

Appendix 1 – Modified deferred stripping policy (modifications in bold and italics)

As noted above, stripping ~~(i.e. overburden and other waste removal)~~costs incurred in the development of a mine (or pit)before production commences are capitalised as part of the cost of constructing the mine (or pit)and subsequently amortised over the life of the ~~operation~~ mine (or pit) on a units of production basis.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping (i.e. overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit), and the effect is material. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proved and probable reserves of the mine (or pit).

The life of mine (or pit) waste-to-ore ratio is a function of ~~an individual mine’s pit design~~ the pit design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the ~~mine’s~~ pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.

In the production stage of some mines (or pits), further development of the mine (or pit) requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine (or pit), before production commences.

If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.

Deferred stripping costs are included in ‘Mining properties and leases’ within property, plant and equipment or in investments in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.

Appendix 2: Segmental disclosure under SFAS 131

YEAR TO 31 DECEMBER 2006                      (A)                (B)        (D)            (E)            (F)          (G)
                                            GROSS     DEPRECIATION &        TAX     UNDERLYING        CAPITAL    OPERATING
                                         TURNOVER       AMORTISATION     CHARGE       EARNINGS    EXPENDITURE       ASSETS
US$M
Iron Ore
Energy
Industrial Minerals
Aluminium
Copper
Diamonds
Other operations
Other items
Exploration and evaluation
Net interest
                                         ---------------------------------------------------------------------------------
TOTAL BEFORE RECONCILING ITEMS
Reconciling items
                                         ---------------------------------------------------------------------------------
TOTALS PER THE FINANCIAL STATEMENTS
                                         ---------------------------------------------------------------------------------

YEAR TO 31 DECEMBER 2005                      (A)                (B)        (D)            (E)            (F)          (G)
                                            GROSS     DEPRECIATION &        TAX     UNDERLYING        CAPITAL    OPERATING
                                         TURNOVER       AMORTISATION     CHARGE       EARNINGS    EXPENDITURE       ASSETS
US$M
Iron Ore                                    5,497                315        859          1,722          1,229        4,574
Energy                                      3,867                305        314            733            412        2,301
Industrial Minerals                         2,487                172        115            187            235        2,311
Aluminium                                   2,744                274        156            392            242        3,361
Copper                                      4,839                337        403          2,020            501        2,784
Diamonds                                    1,076                162        160            281            203        1,085
Other operations                              232                 34          1             40             31          167
Other items                                                       13       (128)          (202)            41         (304)
Exploration and evaluation                                         3        (16)          (174)             4          (18)
Net interest                                                                (17)           (44)
                                         ---------------------------------------------------------------------------------
TOTAL BEFORE RECONCILING ITEMS             20,742              1,615      1,847          4,955          2,898       16,261
Reconciling items                          (1,709)              (281)       (33)           260           (382)      (1,313)

                                         ---------------------------------------------------------------------------------
TOTALS PER THE FINANCIAL STATEMENTS        19,033              1,334      1,814          5,215          2,516       14,948
                                         ---------------------------------------------------------------------------------

YEAR TO 31 DECEMBER 2004                    (A)                (B)        (D)            (E)            (F)
                                          GROSS     DEPRECIATION &        TAX     UNDERLYING        CAPITAL
                                       TURNOVER       AMORTISATION     CHARGE       EARNINGS    EXPENDITURE
US$M
Iron Ore                                  3,009                289        259            565            935
Energy                                    3,008                303        129            431            244
Industrial Minerals                       2,126                173         84            243            248
Aluminium                                 2,356                190        139            331            505
Copper                                    3,033                281         77            860            326
Diamonds                                    744                108        117            188            152
Other operations                            254                 47          8             56             19
Other items                                                      6        (99)          (205)             2
Exploration and evaluation                                       2         (8)          (128)            (3)
Net interest                                                              (30)           (69)
                                       ----------------------------------------------------------------------
TOTAL BEFORE RECONCILING ITEMS          14,530              1,399        676          2,272           2,428
Reconciling items                       (1,576)              (228)       (57)         1,025            (213)
                                       ----------------------------------------------------------------------
TOTALS PER THE FINANCIAL STATEMENTS     12,954              1,171        619          3,297           2,215
                                       ----------------------------------------------------------------------

Basis of segmental disclosure
Rio Tinto’s management structure is based on the principal product groups shown above. The product groups represent the Group’s segments for the purposes of SFAS 131 ‘Disclosures about segments of an enterprise and related information’. The chief executive of each product group reports to the chief executive of Rio Tinto. Generally, business units are allocated to product groups based on their primary product. The Energy group includes both coal and uranium businesses and the main products of the industrial minerals group are borates, talc, salt and titanium dioxide feedstock. The Copper group includes certain gold operations in addition to copper operations.

Reconciliation of segmental information to the primary statements
a) Gross turnover
Product group gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of jointly controlled entities and associates. There are minimal sales between product groups. The reconciling item is Rio Tinto’s share of the turnover of jointly controlled entities and associates, which is deducted in arriving at consolidated turnover as shown on the income statement.

b) Depreciation and amortisation
Product group totals of depreciation include 100 per cent of subsidiaries’ depreciation and amortisation and include Rio Tinto’s share of the depreciation and amortisation of jointly controlled entities and associates. The reconciling item is Rio Tinto’s share of the depreciation and amortisation charge of jointly controlled entities and associates which is deducted in arriving at the depreciation and amortisation charge for the Group which is shown in note 3) to the financial statements. These figures excluded impairment charges, which are included in c), below.

c) Other significant non cash and other unusual items
Product group pre tax totals for other significant non cash items in 2005 comprise net impairment reversals of US$3 million and an exceptional reduction in environmental provisions of US$84 million. In 2004, there were net impairment charges of US$558 million of which US$548 million related to accelerated depreciation. Other product group unusual items are gains on disposals of businesses. All of these items are excluded from underlying earnings by product group.

                                                      OTHER     OTHER   TOTAL         OTHER     OTHER   TOTAL
                                                SIGNIFICANT   UNUSUAL           SIGNIFICANT   UNUSUAL
                                           NON CASH     ITEMS              NON CASH     ITEMS
                                              ITEMS                          ITEMS
                                     2006      2006    2006          2005      2005    2005
                                                       US$M      US$M    US$M          US$M      US$M    US$M

Iron Ore                                                                                           85      85
Energy                                                                                  (13)              (13)
Industrial Minerals                                                                      16                16
Aluminium                                                                                          11      11
Copper                                                                                   84        30     114
Diamonds
                                                -----------------------------   ------------------------------
                                                                                         87       126     213
Other gains on disposal                                                                           196     196
Exchange gains and losses
  excluded from underlying earnings                                                              (191)   (191)
                                                -----------------------------   ------------------------------
Pre tax total excluded from
  underlying earnings                                                                    87       131     218
                                                -----------------------------   ---------------------
Tax on items excluded from
  underlying earnings                                                                                      33
Outside interests on items excluded
  from underlying earnings                                                                                  9
                                                                                                      -------
Total excluded from underlying earnings                                                                   260
                                                                                                      -------

                                                      OTHER       OTHER       TOTAL
                                                SIGNIFICANT     UNUSUAL
                                                   NON CASH       ITEMS
                                                      ITEMS
                                                       2004        2004        2004
                                                       US$M        US$M        US$M

Iron Ore
Energy                                                 (160)         64         (96)
Industrial Minerals
Aluminium                                                             4           4
Copper                                                 (398)        976         578
Diamonds
                                                -----------------------------------
                                                       (558)      1,044         486
Other gains on disposal                                             136         136
Exchange gains and losses
  excluded from underlying earnings                                 224         224
                                                ------------------------------------
Pre tax total excluded from
  underlying earnings                                  (558)      1,404         846
                                                -----------------------
Tax on items excluded from
  underlying earnings                                                            57
Outside interests on items excluded
  from underlying earnings                                                      122
                                                                             ------
Total excluded from underlying earnings                                       1,025
                                                                             ------

d) Tax charge
The reconciling item is the tax on amounts that are excluded in arriving at Underlying Earnings. These amounts excluded in arriving at Underlying Earnings are the other significant non cash items and unusual items included in (c) above. Within product groups tax of subsidiaries is stated before tax on finance items but after tax on the amortisation of the discount related to provisions. The tax charge excludes tax on the earnings of jointly controlled entities and associates.

e) Underlying earnings
The reconciling items are the amounts shown in note c) above, post tax and minority interests. These amounts are excluded from Underlying earnings attributable to product groups. The total after reconciling items is ‘net earnings’, which is shown on the face of the income statement.

Product group earnings include earnings of subsidiaries stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to jointly controlled entities and associates include interest charges and amortisation of discount.

Rio Tinto’s share of the profit after tax of jointly controlled entities and associates of US$776 million is shown on the income statement. This amount is attributable US$660 million to the copper product group and US$116 million to other product groups and is included in product group underlying earnings (2004: US$495 million to the copper group and US$28 million to other product groups).

f) Capital expenditure
Product Group capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment and intangible assets other than exploration. The product group totals include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates. The reconciling item is Rio Tinto’s share of the capital expenditure of jointly controlled entities and associates which is excluded in arriving at the outflow for purchase of property, plant & equipment and intangible assets in the cash flow statement. The total shown for capital expenditure is net of US$36 million (2004: US$41 million) for the proceeds of disposals of property, plant and equipment and intangible assets which is shown separately in the cash flow statement.

g) Operating assets
Product group totals of operating assets include the net assets of subsidiaries before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For jointly controlled entities and associates, Rio Tinto’s net investment is included. The reconciling item is the Group’s net debt which is deducted in arriving at the net assets attributable to Rio Tinto shareholders in the balance sheet. Rio Tinto’s share of investment in jointly controlled entities and associates is attributable US$1,063 million to the copper product group, US$849 million to the aluminium product group and US$76 million to other product groups.